Exhibit (a)(5)(KK)
RESULTS OF THE ACCIONA, S.A. AND ENEL
ENERGY, S.R.L. TAKEOVER BID OF ENDESA, S.A.
Friday, October 5, 2007
In accordance with the second paragraph of the section 27 of the Royal Decree 1197/1991, of 26 of July, the Comisión Nacional del Mercado de Valores announces that the takeover bid jointly launched by Acciona, S.A. and Enel Energy Europe S.r.l., directed to the 100% of the shares of Endesa, S.A., not including 487,116,120 shares, equivalent to 46.01% of the share capital that have been blocked by the respective holders according to the takeover bid prospectus, has been accepted by 487,601,643 shares, that represents 85.30% of the shares to which the offer was addressed and the 46.05% of the share capital of the affected company. Of the aforementioned shares, 4,541,626 shares correspond to the American offering.
Therefore, the takeover bid has had a positive result, since the number of shares accepting it exceeded the minimum threshold fixed by the Offerors for its validity.